UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   February 5, 2013



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway	
Decatur, Illinois	**62526**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Item 2.02   **Results of Operations and Financial Condition.**

On February 5, 2013, Archer-Daniels-Midland Company (ADM) issued a press release announcing quarter ended December 31, 2012 results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits**.

(c) Exhibits   The following exhibit is furnished herewith:

99.1   Press release dated February 5, 2013 announcing quarter ended December 31, 2012 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


ARCHER-DANIELS-MIDLAND COMPANY


Date: February 5, 2013   By   /s/ Marschall I. Smith
                                        Marschall I. Smith
                                        Senior Vice President, Secretary and
                                         General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated February 5, 2013



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, Ill. 62526

ADM Reports Second Quarter 2012.5 Earnings of $510 Million or $0.77 per Share
Adjusted EPS of $0.60, up 18 percent from year-ago quarter
Good operating results despite challenging conditions caused by U.S. drought

DECATUR, Ill., Feb. 5, 2013 – Archer Daniels Midland Company (NYSE: ADM) today reported financial results for the quarter ended Dec. 31, 2012. The company reported net earnings for the quarter of $510 million, or $0.77 per share, up from $0.12 per share in the same period one year earlier. Adjusted earnings per share[1] were $0.60, up from $0.51 in the same period last year. Segment operating profit[1] was $808 million.

"The ADM team managed well despite challenges from the U.S. drought and from persistent, negative margins in the ethanol industry," said ADM Chairman and CEO Patricia Woertz. "Our results in Oilseeds and Agricultural Services demonstrated the ability of our people to use our global asset network to prepare for and manage in a range of market conditions.

"In North America, we fully utilized our oilseeds crushing capacity to meet strong global demand, and we adjusted our transportation and origination network to move goods efficiently despite constrained river traffic and a smaller corn crop. In South America, we leveraged our origination, transportation and export facilities to move the record corn crop to world markets. And, in Europe, we made some operational changes, and the market responded to reduced imports.

"During our abbreviated fiscal year, we drove meaningful improvements in capital, costs and cash to enhance our future competitiveness. We continued taking action to improve underperforming businesses. As part of our ongoing portfolio management, we sold $570 million of non-core investments. And, through a companywide focus, we unlocked more than $1 billion in working cash."

Second Quarter 2012.5 Highlights

- Adjusted EPS of $0.60 excludes approximately $113 million in pretax LIFO gains ($0.11 per share) and other items that net to about $0.06 per share.
- Oilseeds Processing profit increased $202 million, with year-over-year improvements in crushing and origination results in all regions.
- Excluding last year's $339 million asset impairment charge, Corn Processing profit decreased $207 million, due to ongoing weakness in industry ethanol margins.
- Agricultural Services profit rose $77 million, as solid U.S. soybean exports, improved international merchandising and a gain on ADM's investment in GrainCorp benefitted results.
- Net debt balances declined to $7.2 billion, the lowest level since June 2010, as the benefits of the company wide focus on unlocking cash began to be realized.

---

[1] Non-GAAP financial measures, see pages 5 and 12 for explanations and reconciliations

Adjusted EPS of 60 Cents, up 9 Cents

Adjusted EPS increased primarily due to higher segment operating profit.

This fiscal year's effective tax rate of 30 percent was in line with the same six-month period last year.

Oilseeds Earnings Improve Across All Three Regions

Oilseeds operating profit in the second quarter was $411 million, up $202 million from the same period one year earlier. Results included unfavorable mark-to-market timing effects of about $50 million (about $0.05 per share), compared to an unfavorable impact of about $110 million in the year-ago quarter.

Crushing and origination operating profit was $261 million, up $140 million from the year-ago quarter on strong improvements in all three geographies. ADM's U.S. soybean operations ran at record capacity during the quarter and delivered very strong results amid good domestic and export meal demand. In South America, ADM was well prepared to move the record corn harvest. And in Europe, operational changes and reduced imports from South America drove improved results.

Refining, packaging, biodiesel and other generated a profit of $50 million for the quarter, down $27 million, due to weakness in biodiesel margins in the U.S. and Europe.

Cocoa and other results increased $66 million. Weaker cocoa press margins were offset by the absence of last year's significant negative mark-to-market impacts.

Oilseeds results in Asia for the quarter were up $23 million from the prior year's second quarter, principally reflecting ADM's share of the results from its equity investee Wilmar International Limited.

Corn Processing Results Weak on Continued Ethanol Industry Challenges

Corn processing operating profit of $3 million represented a decline of $207 million from the same period one year earlier, when excluding the year-ago quarter's $339 million asset impairment.

Sweeteners and starches operating profit increased $22 million to $97 million, as tight sweetener industry capacity and higher corn costs supported higher year-over-year selling prices.

Excluding last year's $339 million asset impairment charge, bioproducts results decreased $229 million to a loss of $94 million. Weak domestic gasoline demand and unfavorable global ethanol trade flows resulted in continued excess industry capacity, keeping ethanol margins negative.

Agricultural Services Solid Despite Impact of U.S. Drought

Agricultural Services operating profit was $317 million, up $77 million from the same period one year earlier. Results included a $62 million gain on ADM's investment in GrainCorp.

Excluding the gain on GrainCorp, merchandising and handling earnings rose $23 million to $129 million, as solid U.S. soybean exports and improved international merchandising results more than offset lower U.S. corn origination and export volumes.

Transportation results were solid, despite challenges from low water on the Mississippi River. Results decreased $5 million to $48 million as increased barge operating expenses were partially offset by higher freight rates.

Milling and other results remained steady, as the milling business continued to perform well.

Other Financial Results Improve

Operating profit from ADM's Other Financial businesses was $77 million, up $55 million, with asset disposal gains and favorable captive insurance loss reserve adjustments.

Conference Call Information

ADM will host a conference call and audio webcast Tuesday, Feb. 5, 2013, at 8 a.m. Central Time to discuss financial results and provide a company update. A financial summary slide presentation will be available to download approximately 60 minutes prior to the call.

To listen to the call via the Internet or to download the slide presentation, go to www.adm.com/webcast. To listen by telephone, dial (888) 522-5398 in the U.S. or (706) 902-2121 if calling from outside the U.S. The access code is 85998249.

Replay of the call will be available from Feb. 6, 2013 to Feb. 12, 2013. To listen to the replay by telephone, dial (855) 859-2056 in the U.S. or (404) 537-3406 if calling from outside the U.S. The access code is 85998249. The replay will also be available online for an extended period of time at www.adm.com/webcast.

About ADM

For more than a century, the people of Archer Daniels Midland Company (NYSE: ADM) have transformed crops into products that serve vital needs. Today, 30,000 ADM employees around the globe convert oilseeds, corn, wheat and cocoa into products for food, animal feed, industrial and energy uses. With more than 265 processing plants, 460 crop procurement facilities, and the world's premier crop transportation network, ADM helps connect the harvest to the home in more than 140 countries. For more information about ADM and its products, visit www.adm.com.

Archer Daniels Midland Company

Media Relations Contact
David Weintraub
217-424-5413

Investor Relations Contact
Ruth Ann Wisener
217-451-8286

<p align="center">Financial Tables Follow</p>

Segment Operating Profit and Corporate Results
A non-GAAP financial measure (unaudited)

	Quarter ended December 31			Four quarters ended December 31		
	2012	2011	Change	2012	2011	Change
	(in millions)					
Oilseeds Processing Operating Profit						
Crushing and origination	$ 261	$ 121	$ 140	$ 931	$ 855	$ 76
Refining, packaging, biodiesel and other	50	77	(27)	241	315	(74)
Cocoa and other	36	(30)	66	276	88	188
Asia	64	41	23	172	178	(6)
Total Oilseeds Processing	$ 411	$ 209	$ 202	$ 1,620	$ 1,436	$ 184
Corn Processing Operating Profit						
Sweeteners and starches	$ 97	$ 75	$ 22	$ 421	$ 165	$ 256
Bioproducts (excluding charges)	(94)	135	(229)	(133)	559	(692)
Restructuring and Exit Costs	-	(339)	339	(10)	(339)	329
Total Corn Processing	$ 3	$ (129)	$ 132	$ 278	$ 385	$ (107)
Agricultural Services Operating Profit						
Merchandising and handling (excluding item)	$ 129	$ 106	$ 23	$ 415	$ 654	$ (239)
Gain on interest in GrainCorp	62	-	62	62	-	62
Transportation	48	53	(5)	111	112	(1)
Milling and other (excluding items)	78	81	(3)	337	314	23
Gain on sale of Gruma assets	-	-	-	-	78	(78)
Asset impairment charge	-	-	-	(146)	-	(146)
Total Agricultural Services	$ 317	$ 240	$ 77	$ 779	$ 1,158	$ (379)
Other Operating Profit						
Financial	$ 77	$ 22	$ 55	$ 91	$ 46	$ 45
Total Other	$ 77	$ 22	$ 55	$ 91	$ 46	$ 45
Segment Operating Profit	$ 808	$ 342	$ 466	$ 2,768	$ 3,025	$ (257)
Corporate Results						
LIFO credit (charge)	$ 113	$ (59)	$ 172	$ 3	$ 76	$ (73)
Interest expense - net	(112)	(99)	(13)	(445)	(428)	(17)
Unallocated corporate costs	(70)	(71)	1	(274)	(342)	68
Employee-related exit costs	-	-	-	(71)	-	(71)
Gains on interest rate swaps	-	-	-	-	6	(6)
Debt buyback/exchange	(5)	-	(5)	(5)	(12)	7
Pension settlements	(68)	-	(68)	(68)	-	(68)
Other	36	8	28	73	11	62
Total Corporate	$ (106)	$ (221)	$ 115	$ (787)	$ (689)	(98)
Earnings Before Income Taxes	$ 702	$ 121	$ 581	$ 1,981	$ 2,336	$ (355)

Total segment operating profit is ADM's consolidated income from operations before income tax that excludes certain corporate items. Management believes that segment operating profit is a useful measure of ADM's performance because it provides investors information about ADM's business unit performance excluding certain corporate overhead costs. Total segment operating profit is a non-GAAP financial measure and is not intended to replace earnings before income tax, the most directly comparable GAAP financial measure. Total segment operating profit is not a measure of consolidated operating results under U.S. GAAP and should not be considered as an alternative to income before income taxes or any other measure of consolidated operating results under U.S. GAAP.

Quarterly Segment Operating Profit and Corporate Results
A non-GAAP financial measure (unaudited)

	Quarter ended				Four Quarters	Quarter ended				Fiscal Year
	Mar'12	June'12	Sep'12	Dec'12	2012	Sep'11	Dec'11	Mar'12	June'12	2012
					(in millions)					
Oilseeds Processing Operating Profit										
Crushing and origination	$264	$150	$256	$261	$931	$106	$121	$264	$150	$641
Refining, packaging, biodiesel, and other	79	84	28	50	241	55	77	79	84	295
Cocoa and other	159	52	29	36	276	2	(30)	159	52	183
Asia	40	45	23	64	172	57	41	40	45	183
	$542	$331	$336	$411	$1,620	$220	$209	$542	$331	$1,302
Corn Processing Operating Profit										
Sweeteners and starches	$95	$135	$94	$97	$421	$30	$75	$95	$135	$335
Bioproducts (excluding charges)	48	(61)	(26)	(94)	(133)	153	135	48	(61)	275
Restructuring and exit costs	(10)	-	-	-	(10)	-	(339)	(10)	-	(349)
	$133	$74	$68	$3	$278	$183	$(129)	$133	$74	$261
Agricultural Services Operating Profit										
Merchandising and handling (excluding item)	$148	$30	$108	$129	$415	$209	$106	$148	$30	$493
Gain on interest in GrainCorp	-	-	-	62	62	-	-	-	-	-
Transportation	27	17	19	48	111	28	53	27	17	125
Milling and other (excluding charge)	86	76	97	78	337	86	81	86	76	329
Asset impairment charge	-	-	(146)	-	(146)	-	-	-	-	-
	$261	$123	$78	$317	$779	$323	$240	$261	$123	$947
Other Operating Profit										
Financial	$(18)	$16	$16	$77	$91	$(5)	$22	$(18)	$16	$15
	$(18)	$16	$16	$77	$91	$(5)	$22	$(18)	$16	$15
Segment Operating Profit	$918	$544	$498	$808	$2,768	$721	$342	$918	$544	$2,525
Corporate Results										
LIFO credit (charge)	$(107)	$50	$(53)	$113	$3	$126	$(59)	$(107)	$50	$10
Interest expense - net	(114)	(112)	(107)	(112)	(445)	(98)	(99)	(114)	(112)	(423)
Unallocated corporate costs	(67)	(67)	(70)	(70)	(274)	(84)	(71)	(67)	(67)	(289)
Employee-related exit costs	(71)	-	-	-	(71)	-	-	(71)	-	(71)
Debt buyback/exchange	-	-	-	(5)	(5)	(4)	-	-	-	(4)
Pension settlements	-	-	-	(68)	(68)	-	-	-	-	-
Other	9	1	27	36	73	(1)	8	9	1	17
	$(350)	$(128)	$(203)	$(106)	$(787)	$(61)	$(221)	$(350)	$(128)	$(760)
Earnings Before Income Taxes	$568	$416	$295	$702	$1,981	$660	$121	$568	$416	$1,765

Total segment operating profit is ADM's consolidated income from operations before income tax that excludes certain corporate items. Management believes that segment operating profit is a useful measure of ADM's performance because it provides investors information about ADM's business unit performance excluding certain corporate overhead costs. Total segment operating profit is a non-GAAP financial measure and is not intended to replace earnings before income tax, the most directly comparable GAAP financial measure. Total segment operating profit is not a measure of consolidated operating results under U.S. GAAP and should not be considered as an alternative to income before income taxes or any other measure of consolidated operating results under U.S. GAAP.

Consolidated Statements of Earnings
(unaudited)

	Quarter ended December 31		Six months ended December 31	
	2012	2011	2012	2011
	(in millions, except per share amounts)			
Net sales and other operating income	$ 24,921	$ 23,306	$ 46,729	$ 45,208
Cost of products sold	23,925	22,493	44,927	43,361
Gross profit	996	813	1,802	1,847
Selling, general and administrative expenses	(479)	(423)	(869)	(830)
Equity in earnings of unconsolidated affiliates	142	127	255	251
Investment income	29	22	59	62
Interest expense	(107)	(96)	(213)	(209)
Asset impairment, exit and restructuring costs	-	(352)	(146)	(352)
Other income (expense) – net	121	30	109	12
Earnings before income taxes	702	121	997	781
Income taxes	(192)	(38)	(303)	(237)
Net earnings including noncontrolling interests	510	83	694	544
Less: Net earnings (losses) attributable to noncontrolling interests	-	3	2	4
Net earnings attributable to ADM	$ 510	$ 80	$ 692	$ 540
Diluted earnings per common share	$ 0.77	$ 0.12	$ 1.05	$ 0.81
Average number of shares outstanding	661	667	661	670

Other income (expense) - net consists of:				
Net gain on marketable securities transactions	$ 43	$ 11	$ 45	$ 16
Gain on interest in GrainCorp	62	-	62	-
Debt buyback/exchange costs	(5)	-	(5)	(12)
Other – net	21	19	7	8
	$ 121	$ 30	$ 109	$ 12

Summary of Financial Condition
(unaudited)

	December 31, 2012		December 31, 2011	
	(in millions)			
NET INVESTMENT IN				
Cash and cash equivalents	$	1,714	$	864
Short-term marketable securities		576		594
Operating working capital (a)		13,563		13,373
Property, plant, and equipment		10,123		9,601
Investments in and advances to affiliates		3,170		3,211
Long-term marketable securities		717		352
Other non-current assets		1,364		1,313
	$	31,227	$	29,308
FINANCED BY				
Short-term debt	$	2,816	$	834
Long-term debt, including current maturities		6,724		8,364
Deferred liabilities		2,556		1,945
Shareholders' equity		19,131		18,165
	$	31,227	$	29,308

(a) Current assets (excluding cash and cash equivalents and short-term marketable securities) less current liabilities (excluding short-term debt and current maturities of long-term debt)

Summary of Cash Flows
(unaudited)

	Six Months Ended December 31	
	2012	2011
	(in millions)	
Operating Activities		
Net earnings	$ 694	$ 544
Depreciation and amortization	435	414
Asset impairment charge	146	350
Other – net	(4)	102
Changes in operating assets and liabilities	1,207	1,631
Total Operating Activities	2,478	3,041
Investing Activities		
Purchases of property, plant and equipment	(615)	(852)
Net assets of businesses acquired	(26)	(206)
Proceeds from sale of Gruma	450	-
Marketable securities – net	(898)	195
Cash held in a deconsolidated entity	-	(130)
Other investing activities	116	59
Total Investing Activities	(973)	(934)
Financing Activities		
Long-term debt borrowings	106	91
Long-term debt payments	(1,423)	(173)
Net borrowings (repayments) under lines of credit	660	(1,076)
Debt repayment premium and costs	(197)	(32)
Purchases of treasury stock	-	(427)
Cash dividends	(230)	(224)
Other	2	(17)
Total Financing Activities	(1,082)	(1,858)
Increase (decrease) in cash and cash equivalents	423	249
Cash and cash equivalents - beginning of period	1,291	615
Cash and cash equivalents - end of period	$ 1,714	$ 864

Segment Operating Analysis
(unaudited)

	Quarter Ended December 31		Four Quarters Ended December 31	
	2012	2011	2012	2011
	('000s of metric tons)			
Processed volumes				
Oilseeds	8,406	8,191	31,820	29,930
Corn	6,026	6,297	24,517	24,078
Milling and Cocoa	1,813	1,855	7,023	7,211
Total processed volumes	16,245	16,343	63,360	61,219

	Quarter Ended December 31		Four Quarters Ended December 31	
	2012	2011	2012	2011
	(In millions)			
Net sales and other operating income				
Oilseeds Processing	$ 8,364	$ 8,266	$ 35,430	$ 33,581
Corn Processing	3,041	3,158	11,830	11,755
Agricultural Services	13,485	11,854	43,159	42,708
Other	31	28	140	111
Total net sales and other operating income	$ 24,921	$ 23,306	$ 90,559	$ 88,155

Segment Operating Analysis
(unaudited)

	Quarter ended				Four Quarters
	Mar'12	June'12	Sept'12	Dec'12	2012
	(In '000 metric tons)				
Processed volumes					
Oilseeds	8,159	7,793	7,462	8,406	31,820
Corn	6,174	6,036	6,281	6,026	24,517
Milling and Cocoa	1,740	1,680	1,790	1,813	7,023
Total processed volumes	16,073	15,509	15,533	16,245	63,360

	Quarter ended				Fiscal Year
	Sept'11	Dec'11	Mar'12	June'12	2012
	(In '000 metric tons)				
Processed volumes					
Oilseeds	7,018	8,191	8,159	7,793	31,161
Corn	6,111	6,297	6,174	6,036	24,618
Milling and Cocoa	1,881	1,855	1,740	1,680	7,156
Total processed volumes	15,010	16,343	16,073	15,509	62,935

	Quarter ended				Four Quarters
	Mar'12	June'12	Sept'12	Dec'12	2012
	(In millions)				
Net sales and other operating income					
Oilseeds Processing	$ 7,715	$ 9,663	$ 9,688	$ 8,364	$35,430
Corn Processing	2,835	2,828	3,126	3,041	11,830
Agricultural Services	10,571	10,147	8,956	13,485	43,159
Other	34	37	38	31	140
Total net sales and other operating income	$21,155	$22,675	$21,808	$24,921	$90,559

	Quarter ended				Fiscal Year
	Sept'11	Dec'11	Mar'12	June'12	2012
	(In millions)				
Net sales and other operating income					
Oilseeds Processing	$ 9,071	$ 8,266	$ 7,715	$ 9,663	$34,715
Corn Processing	3,293	3,158	2,835	2,828	12,114
Agricultural Services	9,510	11,854	10,571	10,147	42,082
Other	28	28	34	37	127
Total net sales and other operating income	$21,902	$23,306	$21,155	$22,675	$89,038

Adjusted Earnings Per Share
A non-GAAP financial measure
(unaudited)

	Quarter Ended December 31		Four Quarters Ended December 31
	2012	2011	2012
Earnings Per Share (fully-diluted)	$ 0.77	$ 0.12	$ 2.08
Adjustments:			
LIFO charge/(credit) (a)	(0.11)	0.06	-
Asset impairment charge – Gruma (b)	-	-	0.16
Asset impairment charge – PHA (c)	-	0.33	-
Restructuring and exit costs (d)	-	-	0.08
Gain on interest in GrainCorp (e)	(0.07)	-	(0.07)
Gain on sale of assets (f)	(0.04)	-	(0.04)
Pension settlements (g)	0.07	-	0.07
Brazil income tax remeasurement (h)	0.01	-	0.02
Adjust quarterly effective tax rate to fiscal year average (i)	(0.03)	-	-
Sub-total adjustments	(0.17)	0.39	0.22
Adjusted Earnings Per Share (non-GAAP)	$ 0.60	$ 0.51	$ 2.30

(a) The Company's pretax changes in its LIFO reserves during the period, tax effected using the Company's U.S. effective income tax rate.
(b) The asset impairment charge related to the Company's investments associated with Gruma, tax effected using the applicable U.S. and Mexican tax rates.
(c) The asset impairment charge related to the PHA business, tax effected using the Company's U.S. effective income tax rate.
(d) The restructuring and exit costs related primarily to the global workforce reduction program, tax effected using the applicable U.S., European and South American tax rates.
(e) The gain on the Company's interest in the shares of GrainCorp, tax effected using the applicable U.S. and European tax rates.
(f) The gain on the sale of certain of the Company's exchange membership interests, tax effected using the Company's U.S. effective income tax rate.
(g) The one-time expense related to pension settlements, tax effected using the applicable U.S. and European tax rates.
(h) The tax impact of foreign-exchange remeasurement of certain Brazilian assets.
(i) The impact to EPS if the December 31, 2012 final effective income tax rate of 30% were used.

Adjusted EPS is ADM's fully diluted EPS after removal of the effect on Reported EPS of certain specified items as more fully described above. Management believes that Adjusted EPS is a useful measure of ADM's performance because it provides investors additional information about ADM's operations allowing better evaluation of ongoing business performance. Adjusted EPS is a non-GAAP financial measure and is not intended to replace or be an alternative to EPS, the most directly comparable GAAP financial measure, or any other measures of operating results under GAAP. Earnings amounts in the tables above have been divided by the company's diluted shares outstanding for each respective quarter in order to arrive at an adjusted EPS amount for each specified item.